Here Collection LLC

1111 Brickell Ave 10th Floor

Miami, FL 33131

VIA EDGAR

October 14, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Ruairi Regan

Re:Here Collection LLC (the “Company”)

Amendment Withdrawal (1-A-W)
Offering Statement on Form 1-A filed October 14, 2022 (the “10/14 Offering Statement”)

File No. 024-12028

Dear Mr. Regan:

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, the Company hereby requests that the 10/14 Offering Statement and all exhibits thereto be withdrawn effective as of the date hereof or at the earliest practicable date hereafter. None of the securities that are the subject of the 10/14 Offering Statement have been sold.

The reason for the withdrawal is that there was a clerical error resulting in the incorrect EDGAR code being used to file the 10/14 Offering Statement.  Rather, it was meant to be filed as an amendment to the Company’s existing Offering Statement on Form 1-A filed on September 15, 2022.

Should you have any questions regarding these matters, please contact our counsel Mark Schonberger of Goodwin Procter LLP at (212) 813-8842.

Very truly yours,

/s/ Corey Ashton Walters
Corey Ashton Walters

cc:	Mark Schonberger, Esq.